Mail Stop 4561

June 8, 2007

David A. Heaberlin
Chief Financial Officer
Capital Corp of the West
550 West Main Street
Merced, CA 95340

      Re: Capital Corp of the West
            Form 10-K for Fiscal Year Ended December 31, 2006
            Filed March 16, 2007
            File No. 000-27384

Dear Mr. Heaberlin:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Kevin W. Vaughn
               Branch Chief